FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of March 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [   ]   No [ X ]


This Form 6-K consists of:

A press release issued by Vasogen Inc. on March 22, 2000, entitled: "Vasogen Receives Health Canada Approval For Clinical Trial In Leukemia Patients"




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VASOGEN INC.



                                      By /S/Christopher Waddick
                                         ----------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date:  March 15, 2000

Vasogen Inc.
                                                    INVESTOR CONTACT
2155 Dunwin Drive, Suite 10
Mississauga, ON, Canada  L5L 4M1                    Trevor Burns
tel: (905) 569-2265   fax: (905) 569-9231           Investor Relations
http://www.vasogen.com                              tel: (905) 569-9065
                                                    e-mail: investor@vasogen.com
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

                     VASOGEN RECEIVES HEALTH CANADA APPROVAL
                     FOR CLINICAL TRIAL IN LEUKEMIA PATIENTS

Toronto, Ontario, (March 22, 2000) - Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has received Health Canada approval to proceed with a clinical trial in leukemia patients undergoing bone marrow transplantation. The trial is designed to investigate the safety and efficacy of Vasogen's VAS981 cell-processing technology in preventing graft-versus-host disease (GvHD)--a potentially life-threatening complication of bone marrow transplantation.

Treatments for leukemia often involve the use of powerful chemotherapeutic drugs or radiotherapy. These treatments result in the destruction of bone marrow, the site of production of immune system cells. The destroyed bone marrow is then replaced by bone marrow from a donor that is matched as closely as possible to that of the patient. GvHD is a potentially fatal complication of bone marrow transplantation resulting from an immune response that occurs when T cells in the donated bone marrow (graft), identify cells and tissues in the recipient's body (host) as foreign and mount an inflammatory response against them. GvHD causes symptoms related predominantly to the skin, bowel, and liver of the recipient.

The VAS981 trial will be carried out at the Princess Margaret Hospital, under the direction of Dr. Hans Messner, Director of the Bone Marrow Transplant Program, with results expected in the second half of 2000. The Princess Margaret Hospital, a teaching hospital of the University of Toronto and a member of the University Health Network, has achieved an international reputation as a global leader in the fight against cancer. The trial will initially enroll up to six leukemia patients who require a life-saving bone marrow transplant. For these cancer patients, the available donor bone marrow may not be perfectly matched to their tissues, which puts them at increased risk of developing severe GvHD.

"Although drugs that suppress the immune system can help decrease the severity of GvHD, it remains a major cause of death in cancer patients undergoing bone marrow transplantation," said Dr. Messner. "A technology to address this serious medical problem would make life-saving bone marrow transplants more effective and may facilitate their use in patients with less than an ideal match."

Previously announced results from research conducted at the Division of Cancer Biology Research, Sunnybrook Health Sciences Centre, University of Toronto, under the direction of Dr. David Spaner, demonstrated that the treatment of donor immune cells with VAS981 prior to transplantation prevented GvHD in pre-clinical models. The effects of VAS981 on human immune cells that are administered in bone marrow grafts and that cause GvHD have also been investigated. The results demonstrate that VAS981-treated cells produced much lower levels of the inflammatory cytokines that are associated with GvHD. The in vitro changes seen in these laboratory studies on human cells closely mirrored those seen in vivo in the pre-clinical models, where they were associated with a dramatic reduction in GvHD.

Complications associated with GvHD cost health care systems in excess of $500 million annually and severely limit the number of donor bone marrow transplant procedures that can be performed. Overcoming this problem would make it possible to extend life-saving bone marrow transplantation to thousands more cancer patients each year.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.